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                              April 16, 2021

       John Pagliuca
       Chief Executive Officer
       N-able, LLC
       7171 Southwest Parkway
       Building 400
       Austin, Texas 78735

                                                        Re: N-able, LLC
                                                            Amendment No. 2 to
Form 10
                                                            Filed April 14,
2021
                                                            File No. 001-40297

       Dear Mr. Pagliuca:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. References to prior comments are to those in our letter dated April 12, 2021.

       Form 10-12B/A filed April 14, 2021

       Risk Factors
       The Cyber Incident has had and may continue to have an adverse effect on our business..., page
       39

   1. We note your response to prior comment 1. If your investigation of the Cyber Incident has revealed an earlier
date for when the bad actors involved first gained access to your systems, you should
disclose that date.
 John Pagliuca
FirstName   LastNameJohn Pagliuca
N-able, LLC
Comapany
April       NameN-able, LLC
       16, 2021
April 216, 2021 Page 2
Page
FirstName LastName
Notes to Unaudited Pro Forma Combined Financial Statements
Note 3: Autonomous Entity Adjustments, page 72

2. We note from your disclosures on page 86 that for the year ended December 31, 2020, none of the $3.5 million of pre-tax expenses incurred by SolarWinds related to the Cyber
         Incident were allocated to the N-able business. We further note that in response to the
         Cyber Incident and in connection with the separation, you are working to further enhance security, monitoring and authentication of your solutions and expect to incur additional expense related to these efforts in future periods. Please explain why you did not include any adjustments in your pro forma financial statements for the estimated costs of the investigation or other costs you expect to incur in connection with the Cyber Incident.
         This would appear to be an "Autonomous Entity Adjustment". Describe the status of your investigation as it relates to N-able and the nature of the remaining tasks to be performed.
Note 5: Management's adjustments, page 76

3.       We note your placeholder for Management   s Adjustments. The
explanatory notes must
         also include disclosure of the basis for and material limitations of each Management's
         Adjustment, including any material assumptions or uncertainties of such adjustment, an explanation of the method of the calculation of the adjustment, if material, and the estimated time frame for achieving the synergies and dis-synergies of such adjustment.
         Please note that we may have additional comments once this information is provided in a future amendment. We refer you to Article 11-02(a)(7) of Regulation
S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
SolarWinds Cyber Incident, page 87

4. We note your response to prior 3. Please revise to clarify your disclosures that state the threat actors had access to, and you believe exfiltrated, your source code and other confidential information from the shared SolarWinds environment. In this respect, describe in greater detail the scope and any potential impact of the exfiltrated source code to your systems, solutions, MSP partners and customers. Indicate the date you first became aware that threat actors had access to, and you believe exfiltrated, your source code. Tell us how you evaluated and assessed any contingent liabilities due to potential damages to your customers. We refer you to ASC 450-20-55-14.
         Disclose any remediation efforts for your exfiltrated source code and steps you have taken or expect to take to support and protect your customers. Indicate whether any of your customers were notified of any impact to them and whether any indemnification clauses have be activated. Your revised disclosures should also describe the types of data or other confidential information exfiltrated from the shared SolarWinds environment. In addition, tell us your consideration of disclosing your exfiltrated source code and other confidential information from the shared SolarWinds environment as a subsequent event. We refer you to the guidance in ASC 855-10-50.
 John Pagliuca
N-able, LLC
April 16, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn Pagliuca
                                                          Division of
Corporation Finance
Comapany NameN-able, LLC
                                                          Office of Technology
April 16, 2021 Page 3
cc:       John Gilluly
FirstName LastName